Exhibit 21.1
List of Subsidiaries

1.	Peng Xiang Peng Fei Investments Limited (“PXPF”) is a British Virgin Islands company and is wholly-owned by the Company.

2.	Dong Rong Capital Investment Limited (“HK Dong Rong”) is a Hong Kong company formerly known as Korea Jinduren (International) Dress Limited, and is wholly-owned by PXPF.
3.	Dong Rong (China) Company Limited is a People’s Republic of China company and is wholly-owned by HK Dong Rong.